ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

November 13, 2002

02055971

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of November 5, 2002, enclosed please find a copy of a Ad-hoc Announcement dated November 13, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

dlw 11/25

DOCSNY1:863595.1
13024-2 JG9

FILE NO.
82-5077

Ad-hoc Announcement

FJA receives LOI for major order in Switzerland

FJA AG (German code WKN 513 010), the consultancy and software house for insurance companies and financial services providers, and Basler Lebens-Versicherungs-Gesellschaft in Switzerland have signed a LOI for a major order to deliver and implement its standard software FJA Life Factory. The total volume of this order is within the two-digit million figure range (Swiss francs). With gross premium earnings of 3.97 billion Swiss francs in 2001 Basler Switzerland is one of the leading and most profitable insurance companies in Switzerland.

The system will be used to administer the entire stock of individual life insurance policies of Basler Switzerland. With the order just granted FJA further expands its position as a leading supplier of standard software for insurance companies also beyond Germany. For FJA this already is the third order for the Thin-client version of the Life Factory, which has been available since autumn 2002.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D - 81373 Munich
Phone: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com
Website: http://www.fja.com

Munich, 13/11/2002

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

November 13, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release dated November 13, 2002 of Flughafen Wien A.G., which has been published by the Company since our last submission of October 10, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Vienna International Airport
14.7% plus in passengers for October

Vienna International Airport handled 14.7% more passengers in October than in the comparable prior year period. October 2001 showed a decline of 13.1% following the events of 11 September. This year's growth in the number of passengers was able to offset the prior decline. A veritable boom was noted in the transfer segment, which registered a plus of 22.5%. Flight movements rose by 4.6%, maximum take-off weight (MTOW) by 3.6%, and cargo by 4%.

The decline in the number of passengers now totals 1% for January to October, with transfers increasing by 10% over this same period. Flight movements decreased by 0.6%, maximum take-off weight (MTOW) by 4.4% and cargo volume by 2.4%.

	October 2002	Change in %	January to October 2002	Change in %
Passengers:	1,079,447	14.7	10,217,658	-1.0
Transfer passengers:	390,262	22.5	3,548,840	10.0
Maximum take-off weight (in tonnes):	445,003	3.6	4,201,062	-4.4
Flight movements (arrival + departure):	16,517	4.6	156,767	-0.6
Cargo in tonnes (air cargo and trucking):	15,310	4.0	131,142	-2.4

For additional information contact:

Dagmar Lang (+43-1-)7007-22103
Hans Mayer (+43-1-)7007-23000

31/02 .... M/DL .... 13. November 2002

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

November 14, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 18 2002
WASH. D.C. 180

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a Press Release regarding 3rd quarter results for 2002 dated November 14, 2002 of Flughafen Wien A.G., which has been published by the Company since our last submission of November 13, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

DOCSNY1:873244.1
13141-2 JG9

Press Information

Flughafen Wien Group records modest EBIT growth in 3rd Quarter

For the first nine months of 2002, the Flughafen Wien Group recorded an increase of 13.6% in earnings before interest and tax (EBIT) to EUR 90 million. The 2.5% decline in turnover was more than offset by non-recurring income from the first quarter (reversal of EUR 19.9 mill. in provisions for pensions). Profit before tax (EBT) rose by 12.1% to EUR 98.7 million for the reporting period, and net profit for the first three quarters increased by 10.6% to EUR 65.8 million. "Traffic has started to normalize one year after the tragic events of 11 September, and our business is improving from quarter to quarter", commented **Herbert Kaufmann**, member and speaker of the Management Board of Flughafen Wien AG, on the development of this publicly traded company in 2002. The third quarter of this year closed with a plus of 0.5% in earnings before interest and tax without the support of non-recurring items.

Consolidated Income Statement First Nine Months

in T€	1-9/2002	1-9/2001	Change
Turnover	**240,284.3**	**246,559.4**	**-2.5%**
other operating income	6,755.6	3,655.3	84.8%
Operating income	**247,039.9**	**250,214.8**	**-1.3%**
Cost of material and services	-12,937.0	-12,332.9	4.9%
Personnel expenses	-81,650.1	-101,867.3	-19.8%
Amortisation of intangible assets and depreciation of fixed assets	-31,285.9	-30,165.1	3.7%
other operating expenses	-31,126.9	-26,623.5	16.9%
Income before interest and taxes (EBIT)	**90,040.1**	**79,225.9**	**13.6%**
Financial results	**8,641.9**	**8,794.0**	**-1.7%**
Profit before tax (EBT)	**98,682.0**	**88,019.9**	**12.1%**
Taxes on income	-32,860.4	-28,512.7	15.2%
Minority interest	-8.0	0.0	n.a.
Profit for the period	**65,813.6**	**59,507.2**	**10.6%**

Vienna International Airport

Consolidated Income Statement 3rd Quarter

in T€	7-9/2002	7-9/2001	Change
Turnover	**87,327.2**	**87,709.4**	**-0.4%**
other operating income	2,278.3	1,350.6	68.7%
Operating income	**89,605.4**	**89,060.0**	**0.6%**
Cost of material and services	-3,957.8	-3,697.9	7.0%
Personnel expenses	-34,072.7	-34,396.3	-0.9%
Amortisation of intangible assets and depreciation of fixed assets	-10,261.6	-9,995.9	2.7%
other operating expenses	-10,370.2	-10,183.7	1.8%
Income before interest and taxes (EBIT)	**30,943.2**	**30,786.2**	**0.5%**
Financial results	**2,260.5**	**2,927.0**	**-22.8%**
Profit before tax (EBT)	**33,203.8**	**33,713.1**	**-1.5%**
Taxes on income	-11,321.5	-11,132.9	1.7%
Minority interest	-5.2	0.0	n.a.
Profit for the period	**21,877.2**	**22,580.2**	**-3.1%**

Segment Results First Nine Months

in T€	1-9/2002	1-9/2001	Change
Airport			
Segment turnover*	104,981.1	106,932.5	-1.8%
Segment profit	55,109.1	57,217.2	-3.7%
Handling			
Segment turnover*	77,726,2	84,076.3	-7.6%
Segment profit	19,917.5	13,640.2	46.0%
Non-Aviation			
Segment turnover*	57,432.6	55,337.4	3.8%
Segment profit	29,044.1	24,334.1	19.4%

* external turnover

The Development of Air Traffic in Europe

During the first nine months of 2002, the international aviation industry continued to suffer from the impact of 11 September. From January to September 2002 European airports overall recorded a decline of 4.8% in the number of passengers and 5.6% in flight movements.

Developments in Vienna

Traffic in Vienna recovered much more quickly from the events of 11 September than the European average. Vienna International Airport recorded a decrease of 2.6% in the number of passengers from January to September, and a minus of only 1.3% for the third quarter. Flight movements declined by 1.1% (3rd quarter: +0.3%) and maximum take-off weight

(MTOW) fell by 5.2% (3rd quarter: -0.7%) as a result of the use of smaller aircraft by airlines. In this difficult operating environment, the development of transfers and travel to Eastern Europe was excellent. The number of transfer passengers actually increased by 8.7% from January to September (3rd quarter: 9.1%) and travel to Eastern Europe rose by 10.6%. Cargo volume decreased by 3.2% over the first nine months, but showed strong growth of 11.3% in the third quarter.

In scheduled traffic to European destinations from Vienna, Frankfurt replaced London in first place for the first nine months. With an increase of 25.7% Moscow pushed Prague into second place among Eastern Europe destinations. Double-digit growth rates were recorded in the number of passengers travelling to Tallin (62.4%), Pristina (60.5%), Zagreb (28.5%), Vilnius (26.7%), and Dnepropetrovsk (23.1%). The decrease in travel to North America totalled some 19%, but certain individual destinations showed solid growth. Washington profited from additional frequency as well as from its new hub function for the Star Alliance partner, United, and became the leading destination in North America with an increase of 36.2%. Additional frequencies brought a plus of 52.2% to Tokyo and 43.7% to Peking.

In charter flights, Antalya ranked first ahead of Heraklion and Rhodes.

Turnover

The slow recovery in air travel after 11 September is reflected in the turnover recorded by the Flughafen Wien Group. For the first nine months of 2002 turnover declined by 2.5% to EUR 240.3 million, although the third quarter showed a decrease of only 0.4% to EUR 87.3 million. In parallel with traffic development, turnover recorded by the Airport Segment declined by 1.8% for the first nine months to EUR 105.0 million.

Turnover in the Handling Segment fell by 7.6% to EUR 77.7 million as a result of the smaller overall market, a slight loss in market share versus the prior year, the mild winter and resulting decline in de-icing, and lower cargo volume.

The Non-Aviation Segment recorded a 3.8% increase in turnover to EUR 57.4 million, supported primarily by higher revenues from the shopping and gastronomy areas and a double-digit growth in security services.

Earnings

Operating income rose by 0.6% in the third quarter, while operating expenses increased by 0.7% to EUR 58.7 million. Personnel expenses showed a decrease of 0.9%. Increases were registered in the cost of energy (+EUR 0.3 m), depreciation (+ EUR 1.1.m %), and expenses for third party services (+EUR 0.5 m). Earnings before interest and tax (EBIT) rose by 0.5% over the comparable period last year to EUR 30.9 million. Financial results declined by 22.8% because of a lower investment volume. Earnings before tax (EBT) declined by 1.5% to EUR 33.2 million, and profit for the period decreased by 3.1% to EUR 21.9 million.

EBIT for the first nine months rose by 13.6% to EUR 90.0 million, with the EBIT margin increasing to 36.5%. This growth was due largely to the non-recurring reversal of provisions for pensions in the first quarter (EUR 19.9 million).

Financial results declined by 1.7% for the first three quarters to EUR 8.6 million, and earnings before tax (EBT) rose by 12.1% to EUR 98.7 million. Net profit for the first nine months of 2002 totalled EUR 65.8 million, which represents an improvement of 10.6% over the comparable period last year.

The decrease of 8.2% in operating expenses to EUR 157.0 million for the first three quarters is the result of a reduction in personnel expenses, which fell by 19.8% to EUR 81.7 million due to the above-mentioned non-recurring item. Without this one-time effect, personnel expenses would have remained stable. The cost of materials declined, but other operating expenses rose by 16.9% to EUR 31.1 million due to higher costs for marketing (+ EUR 2.2 m) and maintenance (+ EUR 1.4 m).

Financial, Asset, and Capital Structure
An improvement of EUR 10.7 million in earnings before tax led to a significant increase in cash flow from operating activities, which rose by 14.5% to EUR 82.0 million.
Negative cash flow from investing activities increased by 239.3% to EUR –78.2 million because of higher capital expenditure, the investment in Malta International Airport, and lower payments on the disposal of financial assets compared to the prior year.
Cash flow from financing activities declined by 24.6% to EUR –36.0 million as of the balance sheet date.
Non-current assets increased by 7.3% to EUR 582.5 million because of the aforementioned investment activity. Investments in tangible and intangible assets totalled EUR 53.5 million for the first nine months of 2002. The investment in Malta International Airport of EUR 25.8 million led to an increase in financial assets. A write-down of non-current securities, which did not affect the profit and loss account, amounted to EUR 3.6 million.
Current assets show a decline of 12.9% versus 31. December 2001 to a level of EUR 189.1 million. Cash and cash equivalents decreased by EUR 34.7 million because of negative cash flow of EUR 32.2 million (dividend distribution: EUR 39.9 m, acquisition of investment in Malta Airport: EUR 25.8 m) and a write-down of EUR 2.4 million to current securities that did not affect the profit and loss account.
Equity rose by 4.1% to EUR 554.3 million. Net profit for January to September 2002 totalled EUR 65.8 million, the distribution of dividends for 2001 amounted to EUR 39.9 million, and the revaluation reserve (after tax) decreased by EUR 4.0 million. The equity ratio equals 71.9% (31.12.2001: 70.1%).
Non-current liabilities fell by 24.5% to EUR 97.9 million following the settlement of pension claims.
The increase of 21.9% in current liabilities to EUR 119.1 million is due primarily to the creation of current provisions for taxes and an increase in trade creditors.

Corporate spending
Investments in tangible and intangible assets rose by 71.8% during the first nine months of 2002 to EUR 53.5 million. The major part of this expenditure was directed towards enlargement of the west apron and construction of a cargo centre for TNT.

Segments of Business

Airport
The Airport Segment recorded external turnover of EUR 105.0 million for the first nine months, which represents a decrease of 1.8%. This development reflected the traffic volume and price reductions that took effect on 1 November 2001. The 1.6% decline in operating expenses was unable to completely offset the decrease in turnover, and operating profit for the Airport Segment dropped by 3.7% to EUR 55.1 million for the first nine months of 2002. The non-recurring reversal of provisions for pensions had virtually no impact on this segment.

Press Information

Handling
In spite of a 7.6% drop in turnover, the Handling Segment recorded an increase of 46% in operating income to EUR 19.9 million for the first nine months. The non-recurring reversal of pension accruals had a particularly strong impact on this segment because of the high number of employees.

Non-Aviation
The Non-Aviation Segment recorded turnover of EUR 57.4 million during the first three quarters, for an increase of 3.8%. Segment earnings rose by 19.4% to EUR 29.0 million for this period, also supported by the aforementioned non-recurring item. Shop turnover showed good development, and security services registered double-digit growth in the wake of 11 September.

Outlook
Following an increase of 2.7% in the number of passengers during September, October closed with a rise of 14.7%. Flight movements rose by 4.6% and maximum take-off weight (MTOW) by 3.6%. Growth was particularly significant in the number of transfer passengers (+22.5%) and travel to Eastern Europe (+11.8%).

At the end of August, the Management Board of Vienna International Airport revised the annual forecast for traffic development upward, and assumes that Vienna International Airport will close 2002 with modest growth in the number of passengers, slight decline in flight movements, and a decrease of 4% in MTOW.
Earnings for 2002, as a whole, will be influenced by the non-recurring item from the first quarter and the general development of business in the fourth quarter.

Looking at other international projects Vienna International Airport still holds a 7% share in the Berlin airport consortium, which has concluded a letter of intent with the seller of the Berlin airports. The Management Board has decided to temporarily postpone the project in Mashad for business reasons. Similarly, in Spain the necessary license for the start of construction at Ciudad Real Airport is still outstanding. Vienna International Airport has therefore decided to suspend activities and await further developments.

For additional information contact:

Dagmar Lang	(+43-1-)7007-22103
Hans Mayer	(+43-1-)7007-23000

32/02 .... M/DL .... 14. November 2002